

July 27, 2022

Robert Mederos
Chief Executive Officer
Green Leaf Innovations Inc
15800 Pines Blvd., Suite 3200
Pembroke Pines, Florida 33027

> **Re: Green Leaf Innovations Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 11, 2022**
> **File No. 024-11908**

Dear Mr. Mederos:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

Amendment No. 1 to Form 1-A filed July 11, 2022

Cover page

1. Please expand your cover page disclosure to briefly discuss here and in the Description of Securities section the voting rights of the holders of the Series B Preferred Stock, common stock, and Series A Preferred.

General

2. We note your response to comment one and reissue our comment. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or

companies. We note that your disclosures on pages 13 and F-5 still indicates that you are a development stage company targeting acquisition opportunities with recurring revenue streams to maximize shareholder value. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

3.   We note your response to prior comment two. We note Series B Preferred Stock is convertible at any time into shares of the Company's common stock at the option of the stockholder. Clarify the anticipated circumstances and timing of any such conversions and advise us how they will be applied to the limit in Rule 251(a)(2). Given such conversion could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the time of qualification of this offering statement. Please revise to include the underlying shares of common stock as part of the offering statement or, if you disagree, please tell us why you believe this is unnecessary. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance. In addition, please include separate disclosures for each security throughout the offering statement, particularly in the "Securities Being Offered" section.

Please contact Gregory Herbers at 202-551-8028 or Sherry Haywood at 202-551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeff Turner